Exhibit 10.1

STEVEN J. HILTON

THIRD AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

(Effective as of January 1, 2010)

This Employment Agreement (“Agreement”) is entered into on January 19, 2010 by and between Meritage Homes Corporation, a Maryland corporation (“Company”) and Steven J. Hilton, an individual (“Executive”) effective as of January 1, 2010 (“Effective Date”).

RECITALS

WHEREAS, the Company and the Executive previously entered into two amended and restated employment agreements defining the terms and conditions of Executive’s employment with the Company, dated as of July 1, 2003 and January 1, 2007 (“Original Agreement”);

WHEREAS, under the Original Agreement, Executive’s title was Co-Chairman and Co-Chief Executive Officer of the Company;

WHEREAS, pursuant to a change in the Company’s executive personnel, the Board of Directors of the Company (“Board”) has changed the Executive’s title to Chairman and Chief Executive Officer of the Company;

WHEREAS, the Original Agreement provided Executive with certain rights, responsibilities and benefits;

WHEREAS, the Company and Executive believe that it is in the best interest of each to make certain other changes to Executive’s terms and conditions of his employment with the Company; and

WHEREAS, the Company desires to continue to obtain the services of Executive, and Executive desires to provide services to the Company, in accordance with the terms, conditions and provisions of this Agreement.

NOW THEREFORE, in consideration of the covenants and mutual agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in reliance upon the representations, covenants and mutual agreements contained herein, the Company and Executive agree to amend and restate the Original Agreement as follows:

1.             Employment.  Subject to the terms and conditions of this Agreement, the Company agrees to employ Executive as Chairman and Chief Executive Officer of the Company, and Executive agrees to diligently perform the duties associated with such positions.  Executive will report directly to the Board.  Executive will devote substantially all of his business time, attention and energies to the business of the Company and will comply with the charters, policies and guidelines established by the Company from time to time applicable to its directors and senior management executives.  Except as otherwise specifically listed on Schedule 1, during the term of his employment under this Agreement (as set forth in Section 2) Executive shall be prohibited from engaging in any personal land banking or lot or land development without the prior written consent of the Board.

2.             Term.  Executive will be employed under this Agreement until December 31, 2012, unless Executive’s employment is terminated earlier pursuant to Section 7.  Thereafter, the Agreement will automatically renew for additional periods of one year (“Renewal Term(s)”), unless on or before August 31, 2012 (or August 31 of any Renewal Term), either Executive or the Company notifies the other in writing that it wishes to terminate employment under this Agreement at the end of the term then in effect.

3.             Director Status.  For so long as Executive is Chief Executive Officer, the Company shall use commercially reasonable efforts, subject to applicable law and regulation of the New York Stock Exchange (“NYSE”), to cause Executive to be nominated for election as a director and to be recommended to the stockholders for election as a director.  Upon any termination of employment as Chief Executive Officer, Executive will be deemed to have resigned from the Board, unless (a) the Executive is not terminated for Cause (as defined below) and owns 5% or more of the Company’s common stock then outstanding, or (b) within 30 days thereof a majority of the independent directors of the Board (as defined by rules of the NYSE) vote to enable Executive to continue serving on the Board through the balance of his term.

4.             Base Salary.  The Company will pay Executive a base salary (“Base Salary”) at the annual rate of $1,017,500 per year.  The Board may adjust Executive’s Base Salary from time to time, provided that the Base Salary may not be reduced without Executive’s consent.  The Base Salary will be payable in accordance with the payroll practices of the Company in effect from time to time.

5.             Incentive Compensation.

(a)           Bonus.  Executive may, as determined in the discretion of the Compensation Committee of the Board (“Committee”), be entitled to annual incentive compensation based on the achievement of certain goals and performance criteria established pursuant to the Company’s 2006 Executive Management Incentive Plan as specified in Exhibit A hereto (the “Bonus”).  The Committee has the complete discretion to act reasonably to reduce the amount of the annual incentive compensation established pursuant to Exhibit A (the “Actual Bonus”) and such Actual Bonus, if any, will be due and payable in accordance with Exhibit A.

(b)           Long-Term Incentives.  In February, 2009, the Committee granted to Executive 112,500 shares of restricted Company stock (“Restricted Shares”) under the Company’s 2006 Stock Incentive Plan (“2006 Plan”) which will vest ratably in 2010, 2011 and 2012 if certain conditions are satisfied.  This Restricted Shares grant was designed to constitute equity award grants for 2009, 2010 and 2011; provided, however that the Committee will continue to review the Company’s operating results and may from time to time consider additional stock option and/or restricted stock grants.  For years after 2011, the Committee shall grant Executive an option to purchase a minimum of 90,000 shares of Company stock or such equivalent number of shares subject to full value awards as the Committee determines in its discretion.  The Restricted Shares grant and any options or other equity-based awards shall, upon termination of Executive’s employment under Section 7(b), (c), or (e) or the nonrenewal of this

Agreement, be immediately accelerated and become fully vested without further action and all restrictions on such awards shall immediately lapse.  Such restricted stock, options and other equity-based awards shall also be subject to the accelerated vesting and other provisions set forth in the Amended and Restated Change in Control Agreement between Executive and Company, effective as of January 1, 2010 (“CIC Agreement”).

6.             Executive Benefits.  During the term of this Agreement, Executive will be entitled to reimbursement of reasonable and customary business expenses.  The Company will provide Executive with such fringe benefits and other Executive benefits as are regularly provided by the Company to its employees generally and senior management (e.g., health and long-term disability insurance, Paid Time Off, etc.); provided, however, that nothing herein shall preclude the Company from amending or terminating any employee or general executive benefit plans or programs.  In addition, the Company shall provide the Executive with the benefits set forth on Exhibit B, which benefits may not be terminated or reduced during the term hereof.  By signing this Agreement, Executive hereby knowingly and voluntarily waives his right to any payment under the SERBP.

7.             Termination.

(a)           Voluntary Resignation by Executive without Good Reason.  If Executive voluntarily terminates his employment with the Company without Good Reason, then (i) the Company will be obligated to pay Executive’s Base Salary through the Date of Termination; (ii) no Bonus shall be payable for the fiscal year in which the termination occurs; (iii) the Company will pay Executive $5 million (the “Consulting, Severance and Non-Competition Payment”), in monthly installments of $208,333.33 in cash or by check, over the next two years (the “Consulting Period”) (subject to Executive’s compliance with this Agreement, including at the Company’s option, the requirement of Sections 8 and 9 as provided therein); (iv) the Company shall not pay or reimburse Executive for COBRA premiums for the period that the Company is required to offer COBRA coverage as a matter of law; and (v) at the Company’s option, the Executive shall render reasonable consulting services during the Consulting Period to the Company as may be requested from time to time by the Chairman of the Committee; provided however, that in no event will the Executive be required to provide services to Company pursuant to this Section 7 at a level that exceeds 20% or less of the average level of bona fide services Executive provided to Company in the immediately preceding 36 months.

(b)           Voluntary Resignation by Executive with Good Reason.  If Executive voluntarily terminates his employment with the Company with Good Reason, then (i) the Company will be obligated to pay Executive’s Base Salary through the Date of Termination and any Bonus earned in a previous year but not yet paid; (ii) no Bonus shall be payable for the fiscal year in which the termination occurs; (iii) the Company shall pay or reimburse Executive for COBRA premiums for the period that the Company is required to offer COBRA coverage as a matter of law; (iv) at the Company’s option, the Executive shall render reasonable consulting services to the Company during the 24-month period following termination of employment as may be requested from time to time by the Chairman of the Committee; (v) any restricted stock, options and other equity-based awards previously granted will become fully vested and exercisable and all restrictions on restricted stock awards will lapse; and (vi) the Company will pay Executive an amount equal to the sum of (A) two times the Executive’s Base Salary on the Date of Termination of employment, and (B) two times the higher of (x) the average of the Actual Bonus compensation Executive earned for the two years prior to his termination of employment or (y) the annual bonus paid to Executive for the year preceding the date of termination.  For purposes of determining the amount of the Executive’s Bonus paid for any year during the above two-year period, the amount of the Bonus compensation considered paid for purposes of this provision shall be the greater of (a) the actual Bonus paid to the Executive, or (b) the actual stock price on the day of grant of the shares of the Company’s restricted stock, stock options and other equity awards that became vested in such year; provided, however that the total amount set forth in this Section 7(b)(v) shall not be less than $5 million and shall not exceed $10 million.  Unless otherwise provided in this Agreement, this amount shall be paid in a lump-sum payment within 60 days following Executive’s termination of employment.  The Company intends that the benefits provided under this Section 7(b) shall be paid in lieu of, and not in addition to, any benefit to which the Executive may be entitled pursuant to his termination of employment with the Company without Good Reason, as set forth in Section 7(a).

(c)           Termination without Cause by the Company.  If the Company terminates Executive without Cause, then (i) the Company will be obligated to pay Executive’s Base Salary through the Date of Termination and any Bonus earned in a previous year but not yet paid; (ii) no Bonus shall be payable for the fiscal year in which the termination occurs, except if the Company terminates Executive’s employment without Cause during the last six months of the Company’s fiscal year, Executive will be paid a pro rata bonus based upon the Company’s performance for the fiscal year, payable in accordance with the terms and conditions and at the time all as set forth in Exhibit A; (iii) the Company shall pay or reimburse Executive for COBRA premiums for the period that the Company is required to offer COBRA coverage as a matter of law; (iv) any restricted stock, options and other equity-based awards previously granted will become fully vested and exercisable and all restrictions on awards will lapse; (v) at the Company’s option, the Executive shall render reasonable consulting services to the Company during the 24-month period following termination of employment as may be requested from time to time by the Chairman of the Committee; and (vi) the Company will pay Executive an amount equal to the sum of sum of (A) two times Executive’s Base Salary on the Date of Termination of employment, and (B) two times the average of the Actual Bonus compensation Executive earned for the two years prior to his termination of employment (for purposes of determining the amount of the Executive’s Bonus paid for any year during this two-year period, the amount of the Bonus compensation considered paid for purposes of this provision shall be the greater of (x) the actual Bonus paid to the Executive, or (y) the stock price on the day of grant of the shares of the Company’s restricted stock, stock options and other equity awards that became vested in such year; provided, however that the total amount set forth in this Section 7(c)(vi) shall not be less than $5 million and shall not exceed $10 million.  Unless otherwise provided in this Agreement, this amount shall be paid in a lump-sum payment within 60 days following Executive’s termination of employment.

(d)           Termination for Cause by the Company.  If the Company terminates Executive’s employment for Cause, then (i) the Company will be obligated to pay Executive’s Base Salary through the Date of Termination and any Bonus earned in a previous year but not yet paid, and (ii) no Bonus shall be payable for the fiscal year in which the termination occurs.  Upon a termination for Cause by the Company, the provisions of Section 8 (Restrictive

Covenant) shall automatically become applicable for the two-year period set forth therein, without any further payment due Executive.  Executive acknowledges and agrees that the compensation herein is adequate consideration for such covenants.

(e)           Termination upon Death or Disability.  If Executive’s employment is terminated as a result of Executive’s death or Disability, then the Company will be obligated to pay (i) Executive’s then current Base Salary through the Date of Termination and any Bonus earned in a previous year but not yet paid, (ii) a pro rated amount of Executive’s Actual Bonus for the year, payable at the time set forth in Exhibit A, (iii) Executive’s COBRA premiums for the period that the Company is required to offer COBRA coverage as a matter of law; and (iv) any restricted stock, options and other equity-based awards previously granted will become fully vested and exercisable and all restrictions on awards will lapse and, to the extent permitted under the plan’s governing documents, Executive (or Executive’s beneficiary(ies)) shall have a period of one year from the Date of Termination of employment to exercise such options (or if shorter, the expiration date of the option).  If Executive dies or becomes Disabled during any period that the Company is obliged to make payments under Section 7(a), (b) or (c), the Company shall make a lump sum payment to Executive (or his estate) of any unpaid amount within thirty (30) days of such death or Disability.

(f)            Definitions.  For purposes of this Agreement:

(1)           “Cause” and “Good Reason” shall have the meanings ascribed to them in the CIC Agreement, provided, that Good Reason also exists under this Agreement if (A) the Company fails to cause any successor to immediately assume the terms of this Agreement, or (B) the Company materially breaches its obligations under this Agreement and such breach is not cured within a reasonable period of time not to exceed 30 days after written notice from the Executive;

(2)           “Date of Termination” shall mean (i) if this Agreement is terminated as a result of Executive’s death, the date of Executive’s death, (ii) if this Agreement is terminated by Executive, the date on which he notifies the Company in writing (but following the Company’s opportunity to cure as provided in the CIC Agreement), (iii) if this Agreement is terminated by the Company for Disability, the date a notice of termination is given, (iv) if this Agreement is terminated by the Company for Cause, the date a final determination is provided to Executive by the Company (following the procedures set forth in the CIC Agreement), or (v) if this Agreement is terminated by the Company without Cause, the date notice of termination is given to Executive by the Company; and

(3)           “Disability” shall mean if, by reason of any medically determinable physical or metal impairment which actually hinders Executive’s ability to perform his job and which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, Executive is receiving income replacement benefits for a period of not less than six months under an accident and health plan established by the Company for its employees.

(4)           “Separation from Service” means, either (a) termination of Executive’s employment with Company and all Affiliates, or (b) a permanent reduction in the level of bona fide services Executive provides to Company and all Affiliates to an amount that is 20% or less of the average level of bona fide services Executive provided to Company in the immediately preceding 36 months, with the level of bona fide service calculated in accordance with Treasury Regulations Section 1.409A-1(h)(1)(ii).  Solely for purposes of determining whether Executive has a “Separation from Service,” Executive’s employment relationship is treated as continuing while Executive is on military leave, sick leave, or other bona fide leave of absence (if the period of such leave does not exceed six months, or if longer, so long as Executive’s right to reemployment with Company or an Affiliate is provided either by statute or contract).  If Executive’s period of leave exceeds six months and Executive’s right to reemployment is not provided either by statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the expiration of such six-month period.  Whether a termination of employment has occurred will be determined based on all of the facts and circumstances and in accordance with regulations issued by the United States Treasury Department pursuant to Section 409A of the Code.

(g)           Procedures for Notices of Termination.  The procedures set forth in Section 10 (a), (b) and (d) of the CIC Agreement shall apply under this Agreement in connection with a notice of termination as to the kind of termination events described in those subsections.

(h)           Release Agreement.  Notwithstanding anything to the contrary herein, no payment shall be made under this Section 6 unless Executive executes (and does not revoke) a legal release (“Release Agreement”), in the form and substance reasonably requested by the Company, in which Executive releases the Company, Affiliates, directors, officers, employees, agents and others affiliated with the Company from any and all claims, including claims relating to Executive’s employment with the Company and the termination of Executive’s employment.  The Release Agreement shall be provided to Executive within 5 days following Executive’s termination of employment (or “Separation from Service” if Executive is a “Specified Employee”).  The Release Agreement must be executed and returned to the Company within the 21 or 45 day (as applicable) period described in the Release Agreement and it must not be revoked by Executive within the 7-day revocation period described in the Release Agreement.

(i)            Compliance with Section 409A of the Internal Revenue Code.  Any payment under this Section 6 shall be subject to the provisions of this Section 7(i) (except for a payment pursuant to Section 6(e)).  If Executive is a “Specified Employee” of the Company for purposes of Internal Revenue Code Section 409A (“Code Section 409A”) at the time of a payment event set forth in Sections 6(b) or (c), and if no exception from Section 409A applies in whole or impart, then the severance or other payments pursuant to Section 6(c)(vi) shall be made to Executive by the Company on the first day of the seventh month following the date of the Executive’s Separation from Service (the “409A Payment Date”), should this paragraph 6(i) result in a delay of payments to Executive, the Company shall begin to make such payments as described in this paragraph 6, provided that any amounts that would have been payable earlier but for the application of this paragraph 6(i), shall be paid in lump-sum on the 409A Payment Date along with accrued interest at the rate of interest announced by Bank of America, Arizona from time to time as its prime rate from the date that payments to you should have been made under this Agreement.  The balance of such severance payments shall be payable in accordance with regular payroll timing and the COBRA premiums shall be paid or reimbursed monthly.  For purposes of this provision, the term Specified Employee shall have the meaning set forth in Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended or any successor provision and the treasury regulations and rulings issued hereunder.

8.             Restrictive Covenant.  In consideration of Executive’s employment, but subject to Section 7, Executive agrees to the following:

(a)           During the Restriction Period (as defined below), Executive will not, directly or indirectly, either as an executive, partner, owner, lender, director, adviser or consultant or in any other capacity or through any entity:

(1)           engage in any production homebuilding or home sales within 100 miles of any Company project, provided, that, for purposes of this Section 8(a)(1), Executive (a) may own stock in the Company and less than 1% of any other publicly traded homebuilder, and (b) may engage in custom homebuilding (up to 5 homes annually for third parties and 2 for family members), land banking or lot or land development; provided, however, that Executive may not directly or indirectly engage in the sale of finished lots within the restricted area described above, unless at least 10 business days prior to any offer to a third party, the lots are offered to the Company, and if the Company (or its nominee) determines to purchase the property, the applicable selling party negotiates a sale in good faith.  If no such sale is then consummated, then the applicable selling party may pursue a sale with a third party.  If the terms of such third-party sale are materially different than the offer made to the Company, the Company (or its nominee) will have the right of first refusal to purchase the lots within three business days of notice of the proposed sale to such a third party.  This notice must contain the specific terms and conditions thereof and the proposed buyer.  If the Company (or a nominee) does not respond in writing to the right of first offer within 10 days or the right of first refusal within three days, the Company will be deemed to have waived the applicable right.  The Company or a nominee can substitute cash for any non-cash consideration (at the fair market value thereof).  This right will arise again if the third party offer is materially modified or amended.

(2)           directly or indirectly, hire or solicit for employment for any other business entity (other than the Company) any person who is, or within the six month period preceding the date of such activity was, an employee of or consultant to the Company (other than as a result of a general solicitation for employment); or

(3)           solicit any customer or supplier of the Company (including lot developers and land bankers) for a production homebuilding business or otherwise attempt to induce any such customer or supplier to discontinue or materially modify its relationship with the Company.  During the Restriction Period, Executive may utilize the services of Company suppliers for business operations permitted under Section 8(a)(1), i.e., custom homebuilding, land banking and land or lot development, so long as these activities do not disrupt or adversely affect the Company’s relationships with such suppliers.

(b)           The provisions of this Section 8 shall begin as of the date hereof, will survive the termination of this agreement under Section 7 and will expire two years from the Date of Termination, provided that, to the extent required, the notices under Section 7 are given and the payments made as provided therein (“Restriction Period”).

(c)           Executive represents to the Company that he is willing and able to engage in businesses that are not competing businesses hereunder and that enforcement of the restrictions set forth in this Section 8 would not be unduly burdensome to Executive.  Executive hereby agrees that the period of time provided for in this Section 8 and other provisions and restrictions set forth herein are reasonable and necessary to protect the Company and its successors and assigns in the use and employment of the goodwill of the business conducted by Executive.  Executive agrees that, if Executive in any material respect violates the terms of this Section 8(A) or Section 9, the Company shall not be obliged to pay any remaining Consulting, Severance, and Non-Competition Payments and any other payments or benefits specified in Section 7, provided that the Company must first provide Executive with written notice of such violation and the opportunity to provide within thirty (30) days any information showing that he has not in any material respect breached such Agreement.  During any notice period or any dispute regarding the violation of the terms of this Section 8 or Section 9, the Company will place such payments in an interest bearing escrow account at Bank of America, Phoenix, or its successor.  Executive further agrees that damages cannot adequately compensate the Company in the event of a violation of this Section 8 and that, if such violation should occur, injunctive relief shall be essential for the protection of the Company and its successors and assigns.  Accordingly, Executive hereby covenants and agrees that, in the event any of the provisions of this Section 8 shall be violated or breached, the Company shall be entitled to obtain injunctive relief against the party or parties violating such covenants without bond but upon due notice, in addition to such further or other relief as may be available at equity or law.  An injunction by the Company shall not be considered an election of remedies or a waiver of any right to assert any other remedies which the Company has at law or in equity.  No waiver of any breach or violation hereof shall be implied from forbearance or failure by the Company to take action thereof.  The prevailing party in any litigation, arbitration or similar dispute resolution proceeding to enforce this provision will recover any and all reasonable costs and expenses, including attorneys’ fees.

(d)           Executive agrees that the period of time in which this Section 8 is in effect shall be extended for a period equal to the duration of any breach of this Section 8 by Executive.

(e)           For purposes of Sections 8 and 9, the term “Company” includes Meritage Homes Corporation and its subsidiaries and affiliates.  For purposes hereunder, an affiliate shall be deemed to be any corporation or other business entity in which the Company or its subsidiaries owns a controlling interest.

9.             Non-Disclosure of Confidential Information.

(a)           It is understood that in the course of Executive’s employment with Company, Executive will become acquainted with Company Confidential Information (as defined below).  Executive recognizes that Company Confidential Information has been developed or acquired at great expense, is proprietary to the Company, and is and shall remain the exclusive property of the Company.  Accordingly, Executive agrees that he will not, disclose to others, copy, make any use of, or remove from Company’s premises any Company Confidential Information, except as Executive’s duties may specifically require, without the express written consent of the Company, during Executive’s employment with the Company and thereafter until such time as Company Confidential Information becomes generally known, or readily ascertainable by proper means by persons unrelated to the Company.

(b)           Upon any termination of employment, Executive shall promptly deliver to the Company the originals and all copies of any and all materials, documents, notes, manuals, or lists containing or embodying Company Confidential Information, or relating directly or indirectly to the business of the Company, in the possession or control of Executive, unless Executive remains a member of the Board, and in such case Executive may retain and receive all Company Confidential Information provided to other Board members.

(c)           Executive hereby agrees that the period of time provided for in this Section 9 and other provisions and restrictions set forth herein are reasonable and necessary to protect the Company and its successors and assigns in the use and employment of the goodwill of the business conducted by Executive.  Executive further agrees that damages cannot adequately compensate the Company in the event of a violation of this Section 9 and that, if such violation should occur, injunctive relief shall be essential for the protection of the Company and its successors and assigns.  Accordingly, Executive hereby covenants and agrees that, in the event any of the provisions of this Section 9 shall be violated or breached, the Company shall be entitled to obtain injunctive relief against the party or parties violating such covenants, without bond but upon due notice, in addition to such further or other relief as may be available at equity or law.  Obtainment of such an injunction by the Company shall not be considered an election of remedies or a waiver of any right to assert any other remedies which the Company has at law or in equity.  No waiver of any breach or violation hereof shall be implied from forbearance or failure by the Company to take action thereof.  The prevailing party in any litigation, arbitration or similar dispute resolution proceeding to enforce this provision will recover any and all reasonable costs and expenses, including attorneys’ fees.

(d)           “Company Confidential Information” shall mean confidential, proprietary information or trade secrets of Company and its subsidiaries and affiliates including without limitation the following:  (1) customer lists and customer information as compiled by Company; (2) Company’s internal practices and procedures; (3) Company’s financial condition and financial results of operation; (4) supply of materials information, including sources and costs, designs, information on land and lot inventories, and current and prospective projects; (5) strategic planning, manufacturing, engineering, purchasing, finance, marketing, promotion, distribution, and selling activities; (6) all other information which Executive has a reasonable basis to consider confidential or which is treated by Company as confidential; and (7) all information having independent economic value to Company that is not generally known to, and not readily ascertainable by proper means by, persons who can obtain economic value from its disclosure or use.  Notwithstanding the foregoing provisions, the following shall not be considered “Company Confidential Information”: (i) the general skills of the Executive as an experienced real estate and homebuilding entrepreneur and senior management level employee; (ii) information generally known by senior management executives within the homebuilding and/or land development industry; (iii) persons, entities, contacts or relationships of Executive that are also generally known in the industry; and (iv) information which becomes available on a non-confidential basis from a source other than Executive which source is not prohibited from disclosing such confidential information by legal, contractual or other obligation.

10.           Cooperation; No Disparagement.  During the Restriction Period, Executive agrees to provide reasonable assistance to the Company (including assistance with litigation matters), upon the Company’s request, concerning the Executive’s previous employment responsibilities and functions with the Company.  Additionally, at all times after the Executive’s employment with the Company has terminated, Company and Executive agree to refrain from making any disparaging or derogatory remarks, statements and/or publications regarding the other, its employees or its services.  In consideration for such cooperation, Company shall compensate Executive for the time Executive spends on such cooperative efforts (at an hourly rate based on Executive’s total compensation during the year preceding the Date of Termination) and Company shall reimburse Executive for his reasonable out-of-pocket expenses Executive incurs in connection with such cooperative efforts.

11.           Severability.  If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any applicable law, then such provision will be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification will make the provision legal, valid and enforceable, then this Agreement will be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties will be construed and enforced accordingly.

12.           Assignment by Company.  Nothing in this Agreement shall preclude the Company from consolidating or merging into or with, or transferring all or substantially all of its assets to, another corporation or entity that assumes this Agreement and all obligations and undertakings hereunder.  Upon such consolidation, merger or transfer of assets and assumption, the term “Company” as used herein shall mean such other corporation or entity, as appropriate, and this Agreement shall continue in full force and effect.

13.           Entire Agreement.  This Agreement, the CIC Agreement, and any agreements concerning stock options, restricted stock or other benefits, embody the complete agreement of the parties hereto with respect to the subject matter hereof and supersede any prior written, or prior or contemporaneous oral, understandings or agreements between the parties that may have related in any way to the subject matter hereof.  This Agreement may be amended only in writing executed by the Company and Executive.  Notwithstanding the foregoing, nothing in this Agreement is intended to affect any previous agreements pertaining to the grant of options to the Executive prior to the Effective Date, including without limitation, provisions in Executive’s prior Change of Control Agreement, providing for acceleration upon a change of control.

14.           Governing Law.  This Agreement and all questions relating to its validity, interpretation, performance and enforcement, shall be governed by and construed in accordance with the internal laws, and not the law of conflicts, of the State of Arizona.

15.           Notice.  Any notice required or permitted under this Agreement must be in writing and will be deemed to have been given when delivered personally or by overnight courier service or three days after being sent by mail, postage prepaid, at the address indicated below or to such changed address as such person may subsequently give such notice of:

if to Parent or Company:	Meritage Homes Corporation
17851 N. 85th Street, Suite 300
Scottsdale, Arizona 85255
Attention: Chairman of the Committee

if to Executive:	Steven J. Hilton
10387 Rob’s Camp Road
Scottsdale, Arizona 85255
Phone: (480) 515-0480

16.           Arbitration.  Any dispute, controversy, or claim, whether contractual or non-contractual, between the parties hereto arising directly or indirectly out of or connected with this Agreement, relating to the breach or alleged breach of any representation, warranty, agreement, or covenant under this Agreement, unless mutually settled by the parties hereto, shall be resolved by binding arbitration in accordance with the Employment Arbitration Rules of the American Arbitration Association (the “AAA”).  The parties agree that before the proceeding to arbitration that they will mediate their disputes before the AAA by a mediator approved by the AAA.  Any arbitration shall be conducted by arbitrators approved by the AAA and mutually acceptable to Company and Executive.  All such disputes, controversies or claims shall be conducted by a single arbitrator, unless the dispute involves more than $50,000 in the aggregate in which case the arbitration shall be conducted by a panel of three arbitrators.  If the parties hereto are unable to agree on the mediator or the arbitrator(s), then the AAA shall select the arbitrator(s).  The resolution of the dispute by the arbitrator(s) shall be final, binding, nonappealable, and fully enforceable by a court of competent jurisdiction under the Federal Arbitration Act.  The arbitrator(s) shall award damages to the prevailing party.  The arbitration award shall be in writing and shall include a statement of the reasons for the award.  The arbitration shall be held in the Phoenix/Scottsdale metropolitan area.  The Company shall pay all AAA, mediation, and arbitrator’s fees and costs.  The arbitrator(s) shall award reasonable attorneys’ fees and costs to the prevailing party.

17.           Withholding; Release; No Duplication of Benefits.  All of Executive’s compensation under this Agreement will be subject to deduction and withholding authorized or required by applicable law.  The Company’s obligation to make any post-termination payments hereunder (other than salary payments and expense reimbursements through a date of termination), shall be subject to receipt by the Company from Executive of a mutually agreeable release, and compliance by Executive with the covenants set forth in Sections 8 and 9 hereof.  If there is any conflict between the provisions of the CIC Agreement and this Agreement, such conflict shall be resolved so as to provide the greater benefit to Executive.  However, in order to avoid duplication of any monetary benefits, any payments or benefits due under Executive’s CIC Agreement or under any employee severance plan to the extent such a plan exists or is subsequently implemented by the Company, will be reduced by any payments or benefits provided hereunder.  This offset provision shall not apply to accrued but unused paid time off amounts.

18.           Effect of Restatement of Financial Results.  Notwithstanding anything in this Agreement to the contrary, to the extent any financial results are misstated as a result of Executive’s willful misconduct or gross negligence, and as a result such financial results are subsequently restated downward resulting in lower levels of bonuses pursuant to Section 5 and the accompanying Exhibit A, offsets shall be made against future bonuses.  If such future bonuses are insufficient to offset the full difference between awarded bonuses and restated bonuses and/or if such restatement occurs at the end of the Agreement Term and subsequent Renewal Term(s), if any, bonuses previously earned and delivered under this Agreement may be clawed-back.

19.           Successors and Assigns.  This Agreement is solely for the benefit of the parties and their respective successors, assigns, heirs and legatees.  Nothing herein shall be construed to provide any right to any other entity or individual.

20.           Related Party Transactions.  Executive may not engage in any related party transactions with the Company unless approved in the specific instance by the Audit Committee of the Board.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

MERITAGE HOMES CORPORATION, a Maryland corporation

By:	/s/ Raymond Oppel
Name:	Raymond Oppel
Title:	Executive Compensation Committee Chair

EXECUTIVE: STEVEN J. HILTON

/s/ Steven J. Hilton

EXHIBIT A

INCENTIVE COMPENSATION SCHEDULE

Executive Bonus Compensation

Part I — Bonus

2010 and any Renewal Term

For 2010 (and any Renewal Term), Executive may, in the Board’s reasonable discretion, be entitled to a maximum bonus equal to .825% of the EBITDA (excluding impairments, one-time bond, refinancing, offering, significant litigation, settlement payments, by the Company and similar costs associated with one-time or extraordinary events) if Company’s ROA is in the top 1/2 of public homebuilders having revenues of $500 million or more per year, and an additional .825% of EBITDA if the Company’s ROE is in the top 1/2 of these public homebuilders. If either measurement falls within the 33% to 49% percentile, the bonus shall be .5363% of EBITDA for the applicable measurement. If either measurement falls below the 33% threshold, then there will not be any formula bonus paid with respect to such measurement. Such bonus calculation will be determined before taking into account the deduction for the compensation of (i) the Executive; (ii) the General Counsel; (iii) the Chief Financial Officer; and (iv) the Chief Operating Officer. This bonus is established pursuant to, and its terms and conditions shall be subject to, the Company’s 2006 Executive Management Incentive Plan. Notwithstanding the above, the above calculation of EBITDA assumes that the Company makes an actual profit before calculating EBITDA. If the Company does not make an actual profit before calculating EBITDA, no bonus will be paid.

Part II — Payment

Any bonus shall be paid in the form and time as determined by the Board in its reasonable discretion, provided that the bonus shall be paid in cash no later than the later of (i) March 15 of the year following the calendar year to which the payment relates, or (ii) the date that is two and one-half months following the end of the Company’s fiscal year to which the payment relates.

In addition, the Board at its discretion may award a subjective bonus to Executive.

A-1

EXHIBIT B

SPECIFIED BENEFITS

1.         Payments annually for Executive to purchase life insurance in the amount of $5,000,000.

2.         Payments annually for Executive to purchase disability insurance providing for monthly payments of an estimated $20,000 per month.

3.         Use of any airplane owned or leased by the Company for business use purposes only pursuant to the Company’s travel policy in effect from time to time and subject to review annually.

4.         Use of Company car (same as current policy) pursuant to the Company’s travel policy in effect from time to time and subject to review annually.

5.         Taxes related to any payments and benefits above shall be the sole responsibility of the Executive.

B-1